SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 5)*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

December 6, 2019

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,181,115 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,181,115 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,181,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,181,115 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,181,115 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,181,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,181,115 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,181,115 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,181,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,181,115 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,181,115 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,181,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,330,683 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,330,683 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,330,683 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,330,683 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,330,683 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,330,683 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed on September 20, 2019, (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on October 1, 2019 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on October 10, 2019 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on October 24, 2019 (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13D filed on December 3, 2019 (“Amendment No. 4” and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On December 5, 2019, the Reporting Persons, together with the Blue Wolf Parties, filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies from stockholders of the Issuer to vote FOR their proposed nominees to the Board of Directors of the Issuer, Sean T. Erwin, Jeffrey E. Kirt and Timothy Lowe.

On December 6, 2019, Richards, Layton & Finger P.A., on behalf of Lapetus II, delivered a letter to the Issuer demanding production of certain of the Issuer’s books and records (the “220 Demand Letter”) pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”).

The 220 Demand Letter provided that the purpose of the demand is to allow Lapetus II: (1) to evaluate the deliberations and due diligence undertaken by the Issuer’s Board of Directors (together with any committee or sub-committee thereof, the “Board”) and/or management during the Issuer’s Strategic Review Process (as defined below), including whether the Board engaged in a legitimate, good faith process consistent with their fiduciary duties; (2) to obtain information regarding the material economic and other terms of the Issuer’s proposed sale of its Androscoggin mill and its Stevens Point mill the (“Proposed Sale Transaction”) to Pixelle Specialty Solutions LLC (“Pixelle”), which material information the Issuer has not disclosed or made available to stockholders; (3) to investigate potential mismanagement, wrongdoing, and/or breaches of fiduciary duties by members of the Board or others in connection with the Issuer’s Strategic Review Process and the director nomination process, and to evaluate the process by which the Board decided to increase from four to seven members, including the reasons for expansion; (4) to assess the suitability of the members of the Board to continue in office, the advisability of proposing changes to the members of the Board, and to facilitate informed voting in any election of directors, so as to determine the degree of change that it believes is required by the Issuer, including with respect to Board composition and whether the current directors are fit to sit on the Issuer’s Board; (5) to investigate the disinterestedness and independence of the Board to consider a demand to initiate and maintain litigation related to any wrongdoing, including any breaches of fiduciary duties, discovered in connection with the investigation set forth above; and (6) to enable Lapetus II to communicate with the Issuer’s stockholders concerning solicitation of proxies and regarding the foregoing.

The 220 Demand Letter set forth the following the background leading up to Lapetus II’s delivery of the 220 Demand Letter to the Issuer:

“On September 21, 2017, the Corporation announced that its board of directors had formed a Strategic Alternatives Committee comprised of Eugene I. Davis, Alan J. Carr and Steven D. Scheiwe, with Mr. Davis serving as chairperson. According to the accompanying press release, the Strategic Alternatives Committee, together with the Corporation’s bankers at Houlihan Lokey Capital, Inc., was appointed to “identify and evaluate a range of potential strategic transaction alternatives, including the possible sale of some Verso mills, engage in discussions and oversee the due diligence process with parties potentially interested in transactions with the company, and recommend to the board whether any proposed transaction is in the best interests of the company and its stockholders” (the “Strategic Review Process”).

For more than two years, the Corporation’s stockholders watched and waited while the Strategic Alternatives Committee and the Board purported to explore strategic options for the Corporation, and while Eugene I. Davis received $30,000 and Alan J. Carr and Steven D. Scheiwe each received $20,000 for each month of service on the Strategic Alternatives Committee. Although multiple offers were presented over this time period to purchase a significant stake in Verso that would have resulted in greater cash proceeds for stockholders than the net cash proceeds that will be generated as a result of the sale of the Stevens Point and Androscoggin mills, neither the Strategic Alternatives Committee nor the board of directors pursued any of these initiatives to create and/or return value to the Corporation’s stockholders.

On or around June 26, 2019, pursuant to the Corporation’s Bylaws, the Stockholder submitted a formal nomination notice to the Secretary of the Corporation nominating proposed directors (the “Nominees”) for election to the Board at the Annual Meeting. The Stockholder subsequently re-submitted its nomination notice to the Corporation on October 22. In the interim, the Strategic Alternatives Committee, which was then comprised of three of the four sitting directors, continued to reject value-generating transaction proposals, including one that would have added Nominees to the Corporation’s Board.

But suddenly, after more than two years of inaction by the Strategic Alternatives Committee and the Board, in the face of a threatened proxy contest, the Corporation announced that it has agreed to sell the Corporation’s Androscoggin Mill located in Jay, Maine, and its Stevens Point Mill, located in Stevens Point, Wisconsin to Pixelle Specialty Solutions LLC (“Pixelle”) (the “Proposed Sale Transaction”). According to the November 12, 2019 press release announcing the Proposed Sale Transaction, the Corporation stated the “Board intends to return a significant portion of the net proceeds to stockholders either by way of dividend or share repurchase, conducted either by way of modified Dutch tender offer, accelerated share repurchase program or open market purchases, and to determine and announce the amount and form of such return promptly following the closing of the transaction,” and noting that, after applying a portion of the proceeds to unfunded pension liabilities, the “remaining net proceeds will be used for general corporate purposes while the Board continues its ongoing review” of strategic alternatives. In addition, as part of the Proposed Sale Transaction, the Corporation added a fifth director. On November 14, 2019, on the heels of announcing that the Corporation agreed to sell two of its most significant assets, and just a few months after rejecting a transaction proposal that sought the appointment of additional directors, the Board increased the total number of directors yet again from five to seven and appointed two new directors to fill these directorships.

[…]

It is no surprise that the Board has unlawfully delayed the Corporation’s annual meeting to January 21, 2020. This is 16 months since the last annual meeting on September 24, 2018 and a flagrant violation of DGCL § 211. In short, knowing that their lucrative board positions were being threatened following a failed sales process with nothing to show for it but corporate expense, the Board hastily moved to sign up the Proposed Sale Transaction (without disclosing key terms), has expanded the board with persons apparently loyal to existing board members, and moved the date of the annual meeting.

This appears to be a classic case of board entrenchment.”

Lapetus II stated in the 220 Demand Letter that the purpose of such demand was not just to enable Lapetus II to determine whether the Board’s process of evaluating strategic alternatives during the Strategic Review Process was properly conducted, but also to assess whether the Board or certain of its members sufficiently informed itself or themselves of the strategic review alternatives, have engaged in corporate mismanagement and/or have breached their fiduciary duties in connection with the Strategic Review Process. The stockholders of the Issuer have every right to obtain additional facts in order to determine and evaluate whether the Issuer properly managed the Strategic Review Process. This includes the Issuer providing stockholders with material economic terms of the Proposed Sale Transaction which have not been heretofore disclosed by the Issuer, and which stockholders of the Issuer must be provided with in order to be able to fully and fairly evaluate the attractiveness of the Proposed Sale Transaction, and to decide on whether to vote in favor of such transaction.

Accordingly, pursuant to the 220 Demand Letter, Lapetus II demanded the right to inspect and copy the following items with respect to the Issuer:

(a) all books and records referring or relating to the nominating process, including without limitation any communications and information regarding the current Board, the self-evaluations referenced in the Issuer’s Preliminary Proxy Statement, any discussion around potential new members, the process by which the Board identified and evaluated potential new members (including in respect of Randy Nebel and Nancy Taylor), and the decision to appoint two chairmen;

(b) any books and records relating to, concerning, or reflecting on the Board’s assessment of its members’ independence and qualifications;

(c) any books and records relating to, concerning, or reflecting the Issuer’s review and analysis of strategic alternatives during the Strategic Review Process, including without limitation any information on the scope of any strategic alternatives explored and evaluated;

(d) any analyses, information, recommendations and summaries, in written or electronic form, prepared by financial advisors, investment bankers or other consultants relating to the Issuer’s review of strategic alternatives presented to or provided to the Board or its individual members in the course of the Strategic Review Process;

(e) any books and records relating to, concerning or reflecting the Proposed Sale Transaction, including without limitation the restructuring and Restructuring Agreement in respect thereof, and the unfunded pension liabilities and assumption of a portion of such unfunded pension liabilities by the buyer in such Proposed Sale Transaction;

(f) a copy of the term sheet regarding the four-year pulp supply agreement entered into with Pixelle in connection with the Proposed Sale Transaction, and any books and records relating to, concerning or reflecting the negotiation of such term sheet and the terms therein, including without limitation any analyses conducted regarding the financial terms agreed to in such term sheet;

(g) any books and records referring or relating to whether Mr. Eugene Davis is over-boarded, including without limitation any analysis of whether he is over-boarded, all minutes for any Board meeting attended by Mr. Eugene Davis, all records of attendance by Mr. Eugene Davis at Board meetings and any documents relating to or explaining his absence from any such meetings or portions thereof;

(h) any books and records, that have already been produced or which the Issuer is planning or intending to produce to any other stockholder making demand for inspection of books and records under Section 220 of the DGCL (or any analogous statute); and

(i) Any books and records referring or relating to the Board’s decision to delay its 2019 annual meeting.

The term “books and records” as defined in the 220 Demand Letter includes the Issuer’s documents, communications, and any other methods of information storage of any nature whatsoever, including, but not limited to, memoranda, board minutes, notes, recordings, agendas, summaries, transcripts, spreadsheets, summaries, telephone records, diaries, data compilations, letters, emails, text messages, instant messages and other correspondence in the possession of, authored by, edited by, prepared for, reviewed by, sent to, sent by, or received by the Board, any committee of the Board, any of the Issuer’s directors, officers, or other employees or its financial advisors from September 1, 2017 through the present.

Lapetus II requested that the materials identified in the 220 Demand Letter be made available to certain of its advisors and any other persons designated by Lapetus II to conduct the inspection and copying of the documents, and records requested no later than December 13, 2019.

Following Lapetus II’s submission of the 220 Demand Letter, representatives of the Issuer approached representatives of the Reporting Persons and the Blue Wolf Persons to discuss terms under which Lapetus II would be prepared to withdraw the director nominations, and withdraw and terminate the demands for information. The Reporting Persons and the Blue Wolf Persons entered into such discussions with the Issuer in good faith, hoping to resolve the director nominations by seeing the highly-qualified Nominees placed on the Board. Such discussions included a meeting on December 10, 2019 between representatives of the Reporting Persons, the Blue Wolf Persons and Messrs. Scheiwe and Shuster. In the course of the various discussions, representatives of the Company indicated that the Company required voting support and a standstill with respect to the Proposed Sale Transaction.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: December 12, 2019	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 12, 2019	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 12, 2019	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 12, 2019	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: December 12, 2019	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 12, 2019	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 12, 2019	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: December 12, 2019	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: December 12, 2019	/s/ Timothy J. Fazio
Timothy J. Fazio